Exhibit 99.1

Caterpillar Inc.
2Q 2015 Earnings Release

July 23, 2015

FOR IMMEDIATE RELEASE

<u>Caterpillar Reports Second-Quarter 2015 Results</u>

- Profit per share – $1.16, or $1.27 excluding ***restructuring costs***

- Sales and Revenues – $12.3 billion

- Strong ***ME&T*** operating cash flow of $1.6 billion

- Challenging second half of the year still expected – low oil prices are a major factor

- Reaffirming 2015 profit per share outlook – $4.70 per share, or $5.00 excluding restructuring costs

- Company intends to repurchase $1.5 billion of common stock in the third quarter

PEORIA, Ill. — Caterpillar Inc. (NYSE: CAT) today announced profit per share of $1.16 for the second quarter of 2015, a decrease from $1.57 per share in the second quarter of 2014. Excluding restructuring costs, profit per share was $1.27, down from $1.69 per share in the second quarter of 2014. Second-quarter 2015 sales and revenues were $12.3 billion, down from $14.2 billion, or 13 percent, in the second quarter of 2014.

"Our Caterpillar team continues its track record of solid operational performance in the face of difficult conditions in several of the key industries we serve. Because we serve cyclical industries, we focus intently on operational execution and cost control. This is particularly important when sales decline; our goal when sales decline is to manage costs so the decline in operating profit is less than 30 percent of the decline in sales and revenues. We did much better than that in the second quarter. We've achieved that by closely watching costs, the restructuring we've done over the past two years and the work done by Caterpillar employees across the world who are proving we can excel in this challenging economic environment," said Caterpillar Chairman and Chief Executive Officer Doug Oberhelman.

"Our focus during these challenging times is on operational execution and customer success through efforts like ***Lean Management*** and our ***Across the Table*** initiative with dealers, while also investing in tomorrow through new technologies, innovation and data analytics — both within Caterpillar, and by partnering with and investing in other companies," continued Oberhelman.

The economic and industry conditions that were expected at the beginning of the year are occurring. World economic growth is about as the company expected: severe weakness in mining continues, construction-related sales in China and Brazil are lower and new orders for oil-related applications declined.

<u>2015 Outlook</u>

The 2015 outlook for profit per share is unchanged at $4.70, or $5.00 excluding restructuring costs. The outlook for 2015 sales and revenues is about $49 billion, which is down $1 billion from the previous outlook.

(more)

"We originally set the $50 billion sales and revenues estimate in January, and our expectations haven't changed much since then. However, *currency* impacts from a stronger U.S. dollar are causing sales in many countries to translate into fewer dollars than we initially expected," said Oberhelman.

"While economic conditions in the United States are modestly positive, the global economy remains relatively stagnant. Many of the key industries we serve remain weak, and we haven't seen sustained signs of improvement. Continuing economic weakness in China and Brazil, as well as uncertainty in the Eurozone and over Greece, haven't helped confidence. Prices for commodities like coal, iron ore and oil are not signaling an improvement in the short term. We are committed to controlling costs as we manage through this downturn, and that will position Caterpillar for better results when conditions improve," added Oberhelman.

Stock Repurchase

Caterpillar is announcing its intention to repurchase approximately $1.5 billion of Caterpillar common stock during the third quarter of 2015. The $1.5 billion expected repurchase is in addition to the approximately $500 million of stock that was repurchased in the first half of 2015, and $4.2 billion repurchased in 2014. However, our stock repurchase plans are always subject to the company's cash deployment priorities and can change based on business and market conditions.

"In addition to operational execution around cost, quality and safety, we have a strong balance sheet and generated $1.6 billion of ME&T operating cash flow in the second quarter. Repurchasing stock is one way we return capital to stockholders, and our healthy balance sheet and strong cash flow are helping us do that despite weakness in the cyclical industries we serve. In addition to the share repurchase, the Board raised the quarterly dividend 10 percent in June," said Oberhelman.

Notes:

- **Glossary of terms is included on pages 17-18; first occurrence of terms shown in bold italics.**
- **Information on non-GAAP financial measures is included on page 19.**

About Caterpillar:

For 90 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. Customers turn to Caterpillar to help them develop infrastructure, energy and natural resource assets. With 2014 sales and revenues of $55.184 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company principally operates through its three product segments - Construction Industries, Resource Industries and Energy & Transportation - and also provides financing and related services through its Financial Products segment. For more information, visit caterpillar.com. To connect with us on social media, visit caterpillar.com/social-media.

Caterpillar contact: Rachel Potts, 309-675-6892 (Office), 309-573-3444 (Mobile) or Potts_Rachel_A@cat.com

Forward-Looking Statements

Certain statements in this Release relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global and regional economic conditions and economic conditions in the industries we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity price changes, component price increases, fluctuations in demand for our products or significant shortages of component products; (iv) disruptions or volatility in global financial markets limiting our sources of liquidity or the liquidity of our customers, dealers and suppliers; (v) political and economic risks, commercial instability and events beyond our control in the countries in which we operate; (vi) failure to maintain our credit ratings and potential resulting increases to our cost of borrowing and adverse effects on our cost of funds, liquidity, competitive position and access to capital markets; (vii) our Financial Products segment's risks associated with the financial services industry; (viii) changes in interest rates or market liquidity conditions; (ix) an increase in delinquencies, repossessions or net losses of Cat Financial's customers; (x) new regulations or changes in financial services regulations; (xi) a failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures or divestitures; (xii) international trade policies and their impact on demand for our products and our competitive position; (xiii) our ability to develop, produce and market quality products that meet our customers' needs; (xiv) the impact of the highly competitive environment in which we operate on our sales and pricing; (xv) failure to realize all of the anticipated benefits from initiatives to increase our productivity, efficiency and cash flow and to reduce costs; (xvi) additional restructuring costs or a failure to realize anticipated savings or benefits from past or future cost reduction actions; (xvii) inventory management decisions and sourcing practices of our dealers and our OEM customers; (xviii) compliance with environmental laws and regulations; (xix) alleged or actual violations of trade or anti-corruption laws and regulations; (xx) additional tax expense or exposure; (xxi) currency fluctuations; (xxii) our or Cat Financial's compliance with financial covenants; (xxiii) increased pension plan funding obligations; (xxiv) union disputes or other employee relations issues; (xxv) significant legal proceedings, claims, lawsuits or government investigations; (xxvi) changes in accounting standards; (xxvii) failure or breach of IT security; (xxviii) adverse effects of unexpected events including natural disasters; and (xxix) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 17, 2015 for the year ended December 31, 2014.

Key Points

<u>Second Quarter 2015</u>
(Dollars in millions except per share data)

	Second Quarter 2015	Second Quarter 2014	$ Change	% Change
Machinery, Energy & Transportation Sales	$ 11,583	$ 13,391	$ (1,808)	(14)%
Financial Products Revenues	734	759	(25)	(3)%
Total Sales and Revenues	$ 12,317	$ 14,150	$ (1,833)	(13)%
Profit	$ 710	$ 999	$ (289)	(29)%
Profit per common share - diluted	$ 1.16	$ 1.57	$ (0.41)	(26)%
Profit per common share - diluted (excluding restructuring costs)	$ 1.27	$ 1.69	$ (0.42)	(25)%

<u>Second-Quarter 2015 Highlights</u>

- Second-quarter sales and revenues were $12.317 billion, down 13 percent from the second quarter of 2014.

- Restructuring costs were $89 million in the second quarter of 2015, with an after-tax impact of $0.11 per share.

- Profit per share was $1.16 in the second quarter of 2015 and $1.27 per share excluding restructuring costs. Profit in the second quarter of 2014 was $1.57 per share and $1.69 per share excluding restructuring costs.

- ME&T operating cash flow was $1.638 billion in the second quarter of 2015, compared with $2.064 billion in the second quarter of 2014.

- ME&T *debt-to-capital ratio* was 35.8 percent, compared with 37.4 percent at the end of 2014.

- The company announced its intention to repurchase $1.5 billion of stock during the third quarter of 2015.

<u>2015 Outlook</u>

- Our outlook for 2015 sales and revenues is now about $49 billion compared with our previous outlook of about $50 billion.

- Our outlook for 2015 profit per share of $4.70, or $5.00 per share excluding restructuring costs of about $250 million, remains unchanged.

- We expect ME&T capital expenditures in 2015 to be about the same as 2014 capital expenditures of $1.6 billion.

CONSOLIDATED RESULTS

Consolidated Sales and Revenues



Consolidated Sales and Revenues Comparison
Second Quarter 2015 vs. Second Quarter 2014
Millions of $
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,150
(1,400)
84
(492)
(25)
12,317
2nd Qtr 2014 Sales & Revenues
Sales Volume
Price Realization
Currency
Financial Products Revenues
2nd Qtr 2015 Sales & Revenues

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the second quarter of 2014 (at left) and the second quarter of 2015 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Total sales and revenues were $12.317 billion in the second quarter of 2015, compared with $14.150 billion in the second quarter of 2014, a decline of $1.833 billion or 13 percent. The decrease was primarily due to lower ***sales volume*** and the unfavorable impact of currency, resulting mostly from the weakening of the euro, the Japanese yen and the Brazilian real. ***Price realization*** was slightly favorable. While sales for both new equipment and aftermarket parts declined, most of the decrease was for new equipment.

Sales declined in all regions. Asia/Pacific sales declined 22 percent, primarily due to lower end-user demand for construction and mining equipment and products used in oil and gas applications. In addition, the impact of currency was unfavorable as sales, mostly in Japanese yen and Australian dollars, translated into fewer U.S. dollars. In North America, sales decreased 7 percent, primarily due to lower end-user demand for rail applications and construction equipment. Sales decreased 26 percent in ***Latin America*** primarily due to lower end-user demand, partially offset by the favorable impact of changes in dealer inventories. The lower end-user demand resulted primarily from continued weak construction activity in Brazil. In ***EAME***, sales declined 12 percent mostly due to the unfavorable impact of currency, as our sales in euros translated into fewer U.S. dollars.

Sales decreased in most segments. ***Construction Industries***' sales decreased 18 percent, primarily due to lower end-user demand and the unfavorable impact of currency. ***Energy & Transportation's*** sales declined 12 percent as sales decreased across end-user applications and the impact of currency was unfavorable. ***Resource Industries***' sales declined 11 percent, primarily due to lower end-user demand partially offset by the impact of favorable changes in dealer inventories as dealers reduced inventories more significantly in the second quarter of 2014 than in the second quarter of 2015. ***Financial Products' segment*** revenues were down slightly.

Consolidated Operating Profit



The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the second quarter of 2014 (at left) and the second quarter of 2015 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes *consolidating adjustments* and *Machinery, Energy & Transportation other operating (income) expenses*.

Operating profit for the second quarter of 2015 was $1.130 billion, a decline of $345 million from the second quarter of 2014. The decrease was primarily the result of lower sales volume and a decline in Financial Products' operating profit, partially offset by improved price realization and the favorable impact of currency.

Although the stronger U.S. dollar had a negative impact to our sales, our sizable manufacturing presence outside of the United States resulted in a favorable impact to operating profit. Over half of the favorability for the quarter was due to the Japanese yen, as we are a net exporter from Japan.

Manufacturing costs were about flat as improved material costs and lower incentive compensation expense were about offset by the unfavorable impact of cost absorption and variable manufacturing inefficiencies driven by lower production volume. The unfavorable cost absorption resulted from a decrease in inventory in the second quarter of 2015 compared to a modest increase in the second quarter of 2014.

Selling, general and administrative and research and development (SG&A and R&D) expenses were about flat as higher spending for new product introduction and information technology-related programs was offset by lower incentive compensation expense.

Restructuring costs of $89 million in the second quarter of 2015 were related to several restructuring programs across the company. In the second quarter of 2014, restructuring costs were $114 million, primarily related to a workforce reduction at the Gosselies, Belgium, facility.

Other Profit/Loss Items

- **Other income/expense** in the second quarter of 2015 was expense of $13 million, compared with income of $65 million in the second quarter of 2014. The change was primarily due to the unfavorable net impact from currency translation and hedging gains and losses. The second quarter of 2015 included net losses related to currency translation and hedging compared to net gains in the second quarter of 2014.

- The **provision for income taxes** for the second quarter of 2015 reflects an estimated annual tax rate of 28.5 percent compared with 29.5 percent for the second quarter of 2014. The decrease is primarily due to a more favorable expected geographic mix of profits from a tax perspective in 2015.

Global Workforce

Caterpillar worldwide, full-time employment was 111,247 at the end of the second quarter of 2015 compared with 115,292 at the end of the second quarter of 2014, a decrease of 4,045 full-time employees. The flexible workforce decreased by 786 for a total decrease in the global workforce of 4,831. The decrease was primarily the result of restructuring programs.

	June 30		Increase / (Decrease)
	2015	**2014**	
Full-time employment	111,247	115,292	(4,045)
Flexible workforce	15,553	16,339	(786)
Total	126,800	131,631	(4,831)
Summary of change			
U.S. workforce			(1,519)
Non-U.S. workforce			(3,312)
Total			(4,831)

7

SEGMENT RESULTS

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
Second Quarter 2015										
Construction Industries[1]	$ 4,441	(18)%	$ 2,319	(3)%	$ 378	(47)%	$ 978	(18)%	$ 766	(30)%
Resource Industries[2]	1,991	(11)%	802	(7)%	323	(6)%	418	(20)%	448	(12)%
Energy & Transportation[3]	4,544	(12)%	1,905	(16)%	439	(7)%	1,340	(5)%	860	(17)%
All Other Segments[4]	637	9%	459	24%	48	(32)%	75	(10)%	55	(8)%
Corporate Items and Eliminations	(30)		(29)		(1)		—		—	
Machinery, Energy & Transportation	$ 11,583	(14)%	$ 5,456	(7)%	$ 1,187	(26)%	$ 2,811	(12)%	$ 2,129	(22)%
Financial Products Segment	$ 785	(6)%	$ 456	2%	$ 105	(10)%	$ 101	(17)%	$ 123	(17)%
Corporate Items and Eliminations	(51)		(25)		(10)		(6)		(10)	
Financial Products Revenues	$ 734	(3)%	$ 431	6%	$ 95	(9)%	$ 95	(16)%	$ 113	(16)%
Consolidated Sales and Revenues	$ 12,317	(13)%	$ 5,887	(6)%	$ 1,282	(25)%	$ 2,906	(12)%	$ 2,242	(21)%
Second Quarter 2014										
Construction Industries[1]	$ 5,407		$ 2,402		$ 711		$ 1,192		$ 1,102	
Resource Industries[2]	2,241		866		342		523		510	
Energy & Transportation[3]	5,175		2,259		470		1,406		1,040	
All Other Segments[4]	583		369		71		83		60	
Corporate Items and Eliminations	(15)		(15)		1		(2)		1	
Machinery, Energy & Transportation	$ 13,391		$ 5,881		$ 1,595		$ 3,202		$ 2,713	
Financial Products Segment	$ 834		$ 448		$ 117		$ 121		$ 148	
Corporate Items and Eliminations	(75)		(41)		(13)		(8)		(13)	
Financial Products Revenues	$ 759		$ 407		$ 104		$ 113		$ 135	
Consolidated Sales and Revenues	$ 14,150		$ 6,288		$ 1,699		$ 3,315		$ 2,848	

[1] Does not include inter-segment sales of $45 million and $56 million in second quarter 2015 and 2014, respectively.
[2] Does not include inter-segment sales of $82 million and $111 million in second quarter 2015 and 2014, respectively.
[3] Does not include inter-segment sales of $487 million and $586 million in second quarter 2015 and 2014, respectively.
[4] Does not include inter-segment sales of $804 million and $890 million in second quarter 2015 and 2014, respectively.

Sales and Revenues by Segment

(Millions of dollars)	Second Quarter 2014	Sales Volume	Price Realization	Currency	Other	Second Quarter 2015	$ Change	% Change
Construction Industries	$ 5,407	$ (778)	$ 46	$ (234)	$ —	$ 4,441	$ (966)	(18)%
Resource Industries	2,241	(214)	11	(47)	—	1,991	(250)	(11)%
Energy & Transportation	5,175	(455)	22	(198)	—	4,544	(631)	(12)%
All Other Segments	583	61	5	(12)	—	637	54	9%
Corporate Items and Eliminations	(15)	(14)	—	(1)	—	(30)	(15)	
Machinery, Energy & Transportation	$ 13,391	$ (1,400)	$ 84	$ (492)	$ —	$ 11,583	$ (1,808)	(14)%
Financial Products Segment	834	—	—	—	(49)	785	(49)	(6)%
Corporate Items and Eliminations	(75)	—	—	—	24	(51)	24	
Financial Products Revenues	$ 759	$ —	$ —	$ —	$ (25)	$ 734	$ (25)	(3)%
Consolidated Sales and Revenues	$ 14,150	$ (1,400)	$ 84	$ (492)	$ (25)	$ 12,317	$ (1,833)	(13)%

Operating Profit by Segment

(Millions of dollars)	Second Quarter 2015		Second Quarter 2014		$ Change		% Change
Construction Industries	$	587	$	674	$	(87)	(13)%
Resource Industries		—		114		(114)	(100)%
Energy & Transportation		906		1,028		(122)	(12)%
All Other Segments		217		223		(6)	(3)%
Corporate Items and Eliminations		(696)		(722)		26	
Machinery, Energy & Transportation	$	1,014	$	1,317	$	(303)	(23)%
Financial Products Segment		184		244		(60)	(25)%
Corporate Items and Eliminations		(1)		(12)		11	
Financial Products	$	183	$	232	$	(49)	(21)%
Consolidating Adjustments		(67)		(74)		7	
Consolidated Operating Profit	$	1,130	$	1,475	$	(345)	(23)%

9

CONSTRUCTION INDUSTRIES

(Millions of dollars)
Sales Comparison

	Second Quarter 2014	Sales Volume	Price Realization	Currency	Second Quarter 2015	$ Change	% Change
Sales Comparison[1]	$ 5,407	$ (778)	$ 46	$ (234)	$ 4,441	$ (966)	(18)%

Sales by Geographic Region

	Second Quarter 2015	Second Quarter 2014	$ Change	% Change
North America	$ 2,319	$ 2,402	$ (83)	(3)%
Latin America	378	711	(333)	(47)%
EAME	978	1,192	(214)	(18)%
Asia/Pacific	766	1,102	(336)	(30)%
Total[1]	$ 4,441	$ 5,407	$ (966)	(18)%

Operating Profit

	Second Quarter 2015	Second Quarter 2014	$ Change	% Change
Operating Profit	$ 587	$ 674	$ (87)	(13)%

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[1] Does not include inter-segment sales of $45 million and $56 million in second quarter 2015 and 2014, respectively.

Construction Industries' sales were $4.441 billion in the second quarter of 2015, a decrease of $966 million, or 18 percent, from the second quarter of 2014. The decrease in sales was primarily due to lower end-user demand and the unfavorable impact of currency, primarily from the euro and the Japanese yen, slightly offset by improved price realization. While sales declined for both new equipment and aftermarket parts, the decline for new equipment was more significant.

- Sales volume declined primarily due to lower deliveries to end users.

- Price realization improved with about half of the impact due to the absence of a large government order in Brazil.

Sales decreased in all regions.

- In Asia/Pacific, the sales decline was primarily due to lower sales in China and Japan. In China, the lower sales resulted primarily from continued weak residential construction activity. In Japan, the weaker yen contributed to the decline as sales in yen translated into fewer U.S. dollars.

- Decreases in Latin America were primarily due to continued weak construction activity and the absence of a large government order in Brazil that occurred during the second quarter of 2014.

- Sales declined in EAME primarily due to the unfavorable impact of currency, as sales in euros translated into fewer U.S. dollars. In addition, the impact of changes in dealer inventories was unfavorable as dealers increased inventories more significantly in second quarter of 2014 than in the second quarter of 2015.

- Sales declined slightly in North America as weakness in oil and gas-related construction was largely offset by stronger activity in residential and nonresidential building construction.

Construction Industries' profit was $587 million in the second quarter of 2015, compared with $674 million in the second quarter of 2014. The decrease in profit was primarily due to lower sales volume. The decline was partially offset by the favorable impact of currency, primarily from the Japanese yen, as Construction Industries is a net exporter from Japan, in addition to improved price realization and lower incentive compensation expense.

RESOURCE INDUSTRIES

(Millions of dollars)
Sales Comparison

	Second Quarter 2014	Sales Volume	Price Realization	Currency	Second Quarter 2015	$ Change	% Change
Sales Comparison[1]	$ 2,241	$ (214)	$ 11	$ (47)	$ 1,991	$ (250)	(11)%

Sales by Geographic Region

	Second Quarter 2015	Second Quarter 2014	$ Change	% Change
North America	$ 802	$ 866	$ (64)	(7)%
Latin America	323	342	(19)	(6)%
EAME	418	523	(105)	(20)%
Asia/Pacific	448	510	(62)	(12)%
Total[1]	$ 1,991	$ 2,241	$ (250)	(11)%

Operating Profit

	Second Quarter 2015	Second Quarter 2014	$ Change	% Change
Operating Profit	$ —	$ 114	$ (114)	(100)%

---

[1] Does not include inter-segment sales of $82 million and $111 million in second quarter 2015 and 2014, respectively.

Resource Industries' sales were $1.991 billion in the second quarter of 2015, a decrease of $250 million, or 11 percent, from the second quarter of 2014. The decline was primarily due to lower sales volume and the unfavorable impact of currency, about half due to the euro. Sales were lower for both new equipment and aftermarket parts. We believe some companies are continuing to delay maintenance and rebuild activities.

The sales decrease was primarily the result of lower end-user demand in Latin America, Asia/Pacific and North America. The decline in these regions was partially offset by the favorable impact of changes in dealer inventories, as dealers reduced inventory more significantly in the second quarter of 2014 than in the second quarter of 2015. In North America, lower sales of mining equipment were partially offset by increases in sales of equipment used to support the quarry and aggregate industry. In EAME, the sales decrease was primarily the result of unfavorable changes in dealer inventories. End-user demand in EAME was about flat.

Commodity prices remained weak, and mining customers continued to focus on improving productivity in existing mines and reducing their total capital expenditures, as they have for the last several quarters. As a result, sales and new orders in Resource Industries continued to be weak.

Resource Industries' profit was break even in the second quarter of 2015, compared with profit of $114 million in the second quarter of 2014. The decrease was primarily the result of lower sales volume. Manufacturing costs were unfavorable due to the impact of cost absorption partially offset by lower material costs. SG&A and R&D expenses were about flat as higher spending for new product introductions was about offset by lower incentive compensation expense.

ENERGY & TRANSPORTATION

(Millions of dollars)
Sales Comparison

	Second Quarter 2014	Sales Volume	Price Realization	Currency	Second Quarter 2015	$ Change	% Change
Sales Comparison[1]	$ 5,175	$ (455)	$ 22	$ (198)	$ 4,544	$ (631)	(12)%

Sales by Geographic Region

	Second Quarter 2015	Second Quarter 2014	$ Change	% Change
North America	$ 1,905	$ 2,259	$ (354)	(16)%
Latin America	439	470	(31)	(7)%
EAME	1,340	1,406	(66)	(5)%
Asia/Pacific	860	1,040	(180)	(17)%
Total[1]	$ 4,544	$ 5,175	$ (631)	(12)%

Operating Profit

	Second Quarter 2015	Second Quarter 2014	$ Change	% Change
Operating Profit	$ 906	$ 1,028	$ (122)	(12)%

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[1] Does not include inter-segment sales of $487 million and $586 million in second quarter 2015 and 2014, respectively.

Energy & Transportation's sales were $4.544 billion in the second quarter of 2015, a decrease of $631 million, or 12 percent, from the second quarter of 2014. The decrease was primarily the result of lower sales volume and the unfavorable impact of currency, mostly from the euro. Sales decreased in all applications.

- **Transportation** — Sales decreased in North America and were about flat in all other geographic regions. In North America, sales weakened primarily due to the absence of a Tier IV locomotive offering.

- **Oil and Gas** — Sales decreased in Asia/Pacific and North America and were about flat in other regions. Lower sales in Asia/Pacific and North America were primarily due to lower end-user demand for equipment used in drilling and well servicing applications, as well as the timing of large projects. In addition, changes in dealer inventories were unfavorable to sales as dealers increased inventories in the second quarter of 2014 and decreased inventories in the second quarter of 2015.

- **Industrial** — Sales were lower in all regions except Latin America, where they were about flat. In Asia/Pacific and North America the decline in sales was primarily due to lower demand for engines used by original equipment manufacturers for most industrial applications. Lower sales in EAME were primarily a result of the unfavorable impact of currency.

- **Power Generation** — Sales decreased primarily due to the negative impact of currency on sales in EAME and weak economic conditions in Latin America. Sales in North America and Asia/Pacific were about flat.

Energy & Transportation's profit was $906 million in the second quarter of 2015, compared with $1.028 billion in the second quarter of 2014. The decrease was primarily due to lower sales volume, which includes a favorable mix of products, partially offset by lower incentive compensation expense. Manufacturing costs, excluding incentive compensation expense, were about flat as lower material costs were about offset by the unfavorable impact of cost absorption.

12

FINANCIAL PRODUCTS SEGMENT

(Millions of dollars)
Revenues by Geographic Region

	Second Quarter 2015		Second Quarter 2014		$ Change		% Change
North America	$	456	$	448	$	8	2%
Latin America		105		117		(12)	(10)%
EAME		101		121		(20)	(17)%
Asia/Pacific		123		148		(25)	(17)%
Total	$	785	$	834	$	(49)	(6)%

Operating Profit

	Second Quarter 2015		Second Quarter 2014		$ Change		% Change
Operating Profit	$	184	$	244	$	(60)	(25)%

Financial Products' revenues were $785 million in the second quarter of 2015, a decrease of $49 million, or 6 percent, from the second quarter of 2014. The decline was mostly due to lower average *earning assets* in Asia/Pacific, EAME and Latin America, partially offset by higher average earning assets in North America and lower average financing rates primarily in North America and EAME.

Financial Products' profit was $184 million in the second quarter of 2015, compared with $244 million in the second quarter of 2014. The unfavorable change was primarily due to a $25 million decrease in net yield on average earning assets, a $14 million unfavorable impact from lower average earning assets and a $14 million increase in the provision for credit losses at Cat Financial.

At the end of the second quarter of 2015, past dues at Cat Financial were 2.97 percent, compared with 2.63 percent at the end of the second quarter of 2014. The increase was primarily due to higher delinquencies in the Latin America and mining portfolios. At the end of 2014, past dues were 2.17 percent. Write-offs, net of recoveries, were $38 million for the second quarter of 2015, compared with $19 million for the second quarter of 2014.

As of June 30, 2015, Cat Financial's allowance for credit losses totaled $405 million, or 1.42 percent of net finance receivables, compared with $387 million or 1.27 percent of net finance receivables at June 30, 2014. The allowance for credit losses as of year-end 2014 was $401 million, or 1.36 percent of net finance receivables.

Corporate Items and Eliminations

Expense for corporate items and eliminations was $697 million in the second quarter of 2015, a decrease of $37 million from the second quarter of 2014. Corporate items and eliminations include: corporate-level expenses; restructuring costs; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences for ME&T, as segment profit is reported using annual fixed exchange rates, and inter-segment eliminations.

The decrease in expense from the second quarter of 2014 was primarily due to the timing of stock-based compensation expense and declines in both restructuring costs and incentive compensation expense, partially offset by higher spending for information technology-related programs.

2015 Outlook

Overall, our view of world economic growth in 2015 is about the same as we expected in the outlook provided with our 2014 year-end financial release in January of 2015. We now expect world GDP growth in 2015 of about 2.5 percent, about the same as 2014. We expect growth in developed countries to improve slightly and economies in developing countries to grow at a rate moderately below their growth rate in 2014.

There are still significant risks and uncertainties that could temper growth. Political conflicts and social unrest continue to disrupt economic activity in several regions; in particular, the Commonwealth of Independent States, Africa and the Middle East. The unresolved economic uncertainty in Greece is also a cause for concern. The Chinese government's push for structural reforms is slowing growth, and the ongoing uncertainty around the direction and timing of U.S. fiscal and monetary policy actions may temper business confidence.

The outlook for sales and revenues has been lowered from about $50 billion to about $49 billion for 2015, down from $55.2 billion in 2014. The primary reason for the decrease from our initial outlook provided in January is due to the currency translation impact of a stronger U.S. dollar on our sales outside the United States.

While the outlook for sales and revenues is down slightly, our expectation for profit has not changed. We continue to expect that 2015 profit per share will be $4.70, or $5.00 per share excluding restructuring costs. The expectation for 2015 restructuring costs remains at about $250 million. Profit per share in 2014 was $5.88, or $6.38 excluding restructuring costs.

14

QUESTIONS AND ANSWERS

Q1: **With the year half over, how is the macro-economic environment impacting the industries you serve and how does it compare with your expectations at the beginning of 2015?**

A: Overall, our view of the world has not changed much since our original outlook in January of 2015. Our expectations for world economic growth for the year are similar to what we expected in January. As we expected, mining continues to be severely depressed, construction-related sales in China and Brazil are substantially lower than 2014 and orders related to oil and gas are down significantly which will likely lead to lower sales in the second half of 2015.

Q2: **Has the recent situation in Greece had significant impact on your business?**

A: Greece is not significant to Caterpillar's financial results. It appears there has been a short-term resolution to the situation and hopefully Greece can now turn its attention to growth.

Q3: **Can you discuss changes in dealer inventories in the second quarter of 2015? What are your expectations for the full year of 2015?**

A: Dealer machine and engine inventories decreased about $300 million in the second quarter of 2015 and about $500 million in the second quarter of 2014.

During the first six months of 2015, dealer machine and engine inventories increased about $600 million. We expect dealers will reduce inventories during the remainder of 2015, resulting in lower year-end inventories in 2015 compared to 2014.

Q4: **Can you comment on your expectations for Caterpillar inventory for the remainder of 2015?**

A: Our inventory decreased in the second quarter, and we expect additional declines during the remainder of 2015 as a result of our continued focus on operational improvements and slightly lower sales.

Q5: **Can you discuss how lower oil prices have impacted your second-quarter sales and your expectations for the remainder of 2015?**

A: Some decline in sales related to oil occurred in the second quarter, primarily in well servicing and drilling with some impact to machinery for oil and gas-related construction. Order rates began to decline in the second half of 2014 and have continued into 2015. We expect a more significant decline in oil-related sales during the second half of 2015 as the order backlog declines.

Q6: **Can you comment on your order backlog by segment?**

A: At the end of the second quarter of 2015, the order backlog was $14.8 billion. This represents about a $1.7 billion reduction from the end of the first quarter of 2015. About half of the decrease was in Construction Industries. In addition, the order backlog for both Energy & Transportation and Resource Industries declined.

Q7: **Can you comment on expense related to your short-term incentive compensation plans?**

A: Short-term incentive compensation expense is directly related to financial and operational performance measured against targets set annually. The second-quarter expense related to 2015 was about $200 million, and we expect the full year will be about $830 million. Short-term incentive compensation in the second quarter of 2014 was about $360 million, and full-year 2014 was about $1.3 billion.

Q8: **Can you comment on your balance sheet and ME&T operating cash flow in the second quarter of 2015?**

A: ME&T operating cash flow for the second quarter of 2015 was $1.638 billion, compared with $2.064 billion in the second quarter of 2014. The decline was primarily due to lower profit. The top cash deployment priority is to maintain a strong financial position to support our credit rating. As such, the ME&T debt-to-capital ratio was 35.8 percent, improved from 37.4 percent at the end of 2014. Our cash and liquidity positions also remain strong with an enterprise cash balance of $7.821 billion as of June 30, 2015. Additionally, cash will be used to support growth, appropriately fund employee benefit plans, pay dividends and repurchase common stock. During the second quarter, capital expenditures totaled $0.3 billion and the quarterly dividend payment was $0.4 billion. We further demonstrated our commitment to deliver superior returns to stockholders through the business cycles with the announcement to increase the quarterly cash dividend by 10 percent to $0.77 per share of common stock. Through dividends and the repurchase of approximately $0.5 billion of common stock, we returned a total of about $1.4 billion to stockholders in the first half of 2015.

Q9: Can you provide an update on your cash deployment and stock repurchase plans for 2015?

A: In the first quarter of 2014, the Board of Directors approved a $10.0 billion authorization, which expires in December 2018. At the end of the second quarter of 2015, we had $7.0 billion remaining in the authorization. Our strong balance sheet and cash position provide us the ability to repurchase additional stock, and we intend to repurchase $1.5 billion of common stock during the third quarter of 2015.

Caterpillar's cash deployment priorities for uses of cash have not changed. Higher cash deployment priorities will be funded first, and stock repurchase remains the last priority. Stock repurchase plans are always subject to the company's cash deployment priorities and can change based on business and market conditions.

Q10: Over the last six months there have been several Caterpillar public releases related to "micro-grids," "internet of things," "peer-to-peer rental" and even the formation of a new Analytics and Innovation Division. Is this a change in direction or strategy?

A: While not a change in our strategy, we are accelerating our focus on emerging technologies. We intend to embrace these technologies to better execute our strategy and help our customers succeed. This year we also established an Analytics and Innovation Division. The division will leverage the combined efforts of the company's various technology areas, while pushing for more innovation and change management. By focusing internally as well as partnering with and investing in other companies, we are continuing to challenge ourselves to better position the company for the future.

GLOSSARY OF TERMS

1. **Across the Table** — A joint initiative with Caterpillar and its dealers to identify, build and strengthen capabilities necessary to meet the diverse and changing needs of our customers. The focus is on leveraging demonstrated best practices to improve performance on delivering an exceptional customer experience.
2. **All Other Segments** — Primarily includes activities such as: the remanufacturing of Cat® engines and components and remanufacturing services for other companies as well as the business strategy, product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Cat products, paving products, forestry products and industrial and waste products; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America; parts distribution; distribution services responsible for dealer development and administration including a wholly owned dealer in Japan, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts.
3. **Consolidating Adjustments** — Elimination of transactions between Machinery, Energy & Transportation and Financial Products.
4. **Construction Industries** — A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, telehandlers, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, compact track loaders, medium track-type tractors, track-type loaders, motor graders, pipelayers and mid-tier soil compactors. In addition, Construction Industries has responsibility for an integrated manufacturing cost center.
5. **Currency** — With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery, Energy & Transportation lines of business only; currency impacts on Financial Products' revenues and operating profit are included in the Financial Products' portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates (hedging) and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results (translation).
6. **Debt-to-Capital Ratio** — A key measure of Machinery, Energy & Transportation's financial strength used by both management and our credit rating agencies. The metric is defined as Machinery, Energy & Transportation's short-term borrowings, long-term debt due within one year and long-term debt due after one year (debt) divided by the sum of Machinery, Energy & Transportation's debt and stockholders' equity. Debt also includes Machinery, Energy & Transportation's borrowings from Financial Products.
7. **EAME** — A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).
8. **Earning Assets** — Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.
9. **Energy & Transportation** (formerly Power Systems) — A segment primarily responsible for supporting customers using reciprocating engines, turbines, diesel-electric locomotives and related parts across industries serving power generation, industrial, oil and gas and transportation applications, including marine and rail-related businesses. Responsibilities include business strategy, product design, product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services, reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and oil and gas industries; reciprocating engines supplied to the industrial industry as well as Cat machinery; the business strategy, product design, product management, development, manufacturing, remanufacturing, leasing and service of diesel-electric locomotives and components and other rail-related products and services.

10. **Financial Products Segment** — Provides financing to customers and dealers for the purchase and lease of Cat and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The segment also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Financial Products Segment profit is determined on a pretax basis and includes other income/expense items.

11. **Latin America** — A geographic region including Central and South American countries and Mexico.

12. **Lean Management** — A holistic management system that uses a sequential cadence of principles to drive the highest quality and lowest total cost to achieve customer requirements.

13. **Machinery, Energy & Transportation (ME&T)** — Represents the aggregate total of Construction Industries, Resource Industries, Energy & Transportation and All Other Segments and related corporate items and eliminations.

14. **Machinery, Energy & Transportation Other Operating (Income) Expenses** — Comprised primarily of gains/losses on disposal of long-lived assets, gains/losses on divestitures, long-lived asset impairment charges and legal settlements. Restructuring costs, which are classified as other operating expenses on the Results of Operations, are presented separately on the Operating Profit Comparison.

15. **Manufacturing Costs** — Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.

16. **Price Realization** — The impact of net price changes excluding currency and new product introductions. Price realization includes the impact of changes in the relative weighting of sales between geographic regions.

17. **Resource Industries** — A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, hard rock vehicles, longwall miners, electric rope shovels, draglines, hydraulic shovels, drills, highwall miners, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, select work tools, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development. In addition, segment profit includes the impact from divestiture of portions of the Bucyrus distribution business.

18. **Restructuring Costs** — Primarily costs for employee separation costs and long-lived asset impairments.

19. **Sales Volume** — With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation as well as the incremental revenue impact of new product introductions, including emissions-related product updates. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation combined with product mix as well as the net operating profit impact of new product introductions, including emissions-related product updates. Product mix represents the net operating profit impact of changes in the relative weighting of Machinery, Energy & Transportation sales with respect to total sales.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or substituted for the related GAAP measure.

Profit Per Share Excluding Restructuring Costs

We incurred restructuring costs in 2014 and in the first and second quarters of 2015 and expect to incur additional restructuring costs in the second half of 2015. We believe it is important to separately quantify the profit per share impact of restructuring costs in order for our second-quarter 2015 results and the 2015 outlook to be meaningful to our readers. We have also provided 2014 profit per share excluding restructuring costs comparable to the 2015 presentation. Reconciliation of profit per share excluding restructuring costs to the most directly comparable GAAP measure, profit per share, is as follows:

	Second Quarter		Full Year	
	2014	2015	2014	2015 Outlook
Profit per share	$ 1.57	$ 1.16	$ 5.88	$ 4.70
Per share restructuring costs	$ 0.12	$ 0.11	$ 0.50	$ 0.30
Profit per share excluding restructuring costs	$ 1.69	$ 1.27	$ 6.38	$ 5.00

Machinery, Energy & Transportation

Caterpillar defines Machinery, Energy & Transportation as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery, Energy & Transportation information relates to the design, manufacture and marketing of our products. Financial Products' information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 20-28 reconcile Machinery, Energy & Transportation with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Caterpillar's latest financial results and outlook are also available via:
Telephone:
        800-228-7717 (Inside the United States and Canada)
        858-764-9492 (Outside the United States and Canada)
Internet:
        http://www.caterpillar.com/en/investors.html
        http://www.caterpillar.com/en/investors/quarterly-results.html (live broadcast/replays of quarterly conference call)

Caterpillar contact: Rachel Potts, 309-675-6892 (Office), 309-573-3444 (Mobile) or Potts_Rachel_A@cat.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2015	2014	2015	2014
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 11,583	$ 13,391	$ 23,544	$ 25,884
Revenues of Financial Products	734	759	1,475	1,507
Total sales and revenues	12,317	14,150	25,019	27,391
Operating costs:				
Cost of goods sold	8,762	10,197	17,605	19,634
Selling, general and administrative expenses	1,389	1,437	2,707	2,729
Research and development expenses	532	516	1,078	1,024
Interest expense of Financial Products	148	153	298	313
Other operating (income) expenses	356	372	674	818
Total operating costs	11,187	12,675	22,362	24,518
Operating profit	1,130	1,475	2,657	2,873
Interest expense excluding Financial Products	125	120	254	230
Other income (expense)	(13)	65	144	119
Consolidated profit before taxes	992	1,420	2,547	2,762
Provision (benefit) for income taxes	283	419	726	837
Profit of consolidated companies	709	1,001	1,821	1,925
Equity in profit (loss) of unconsolidated affiliated companies	2	1	4	2
Profit of consolidated and affiliated companies	711	1,002	1,825	1,927
Less: Profit (loss) attributable to noncontrolling interests	1	3	4	6
Profit [1]	$ 710	$ 999	$ 1,821	$ 1,921
Profit per common share	$ 1.18	$ 1.60	$ 3.01	$ 3.06
Profit per common share — diluted [2]	$ 1.16	$ 1.57	$ 2.98	$ 3.00
Weighted-average common shares outstanding (millions)				
- Basic	603.2	626.3	604.1	626.8
- Diluted [2]	610.7	638.3	611.8	639.3
Cash dividends declared per common share	$ 1.47	$ 1.30	$ 1.47	$ 1.30

---

[1] Profit attributable to common stockholders.
[2] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

20

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	June 30, 2015	December 31, 2014
Assets		
Current assets:		
Cash and short-term investments	$ 7,821	$ 7,341
Receivables - trade and other	7,212	7,737
Receivables - finance	9,213	9,027
Deferred and refundable income taxes	1,441	1,739
Prepaid expenses and other current assets	859	818
Inventories	11,681	12,205
Total current assets	38,227	38,867
Property, plant and equipment — net	16,136	16,577
Long-term receivables - trade and other	1,290	1,364
Long-term receivables - finance	13,698	14,644
Investments in unconsolidated affiliated companies	229	257
Noncurrent deferred and refundable income taxes	1,473	1,404
Intangible assets	2,863	3,076
Goodwill	6,550	6,694
Other assets	1,776	1,798
Total assets	$ 82,242	$ 84,681
Liabilities		
Current liabilities:		
Short-term borrowings:		
— Machinery, Energy & Transportation	$ 14	$ 9
— Financial Products	6,226	4,699
Accounts payable	5,862	6,515
Accrued expenses	3,311	3,548
Accrued wages, salaries and employee benefits	1,597	2,438
Customer advances	1,754	1,697
Dividends payable	463	424
Other current liabilities	1,744	1,754
Long-term debt due within one year:		
— Machinery, Energy & Transportation	12	510
— Financial Products	4,623	6,283
Total current liabilities	25,606	27,877
Long-term debt due after one year:		
— Machinery, Energy & Transportation	9,497	9,493
— Financial Products	17,948	18,291
Liability for postemployment benefits	8,759	8,963
Other liabilities	3,271	3,231
Total liabilities	65,081	67,855
Stockholders' equity		
Common stock	5,142	5,016
Treasury stock	(16,144)	(15,726)
Profit employed in the business	34,823	33,887
Accumulated other comprehensive income (loss)	(6,729)	(6,431)
Noncontrolling interests	69	80
Total stockholders' equity	17,161	16,826
Total liabilities and stockholders' equity	$ 82,242	$ 84,681

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Six Months Ended June 30,	
	2015	2014
Cash flow from operating activities:		
Profit of consolidated and affiliated companies	$ 1,825	$ 1,927
Adjustments for non-cash items:		
Depreciation and amortization	1,514	1,570
Other	120	240
Changes in assets and liabilities, net of acquisitions and divestitures:		
Receivables — trade and other	383	251
Inventories	332	(439)
Accounts payable	(326)	438
Accrued expenses	(71)	7
Accrued wages, salaries and employee benefits	(801)	283
Customer advances	98	(14)
Other assets — net	85	(105)
Other liabilities — net	199	(24)
Net cash provided by (used for) operating activities	3,358	4,134
Cash flow from investing activities:		
Capital expenditures — excluding equipment leased to others	(656)	(710)
Expenditures for equipment leased to others	(815)	(825)
Proceeds from disposals of leased assets and property, plant and equipment	367	442
Additions to finance receivables	(4,577)	(5,760)
Collections of finance receivables	4,477	4,719
Proceeds from sale of finance receivables	74	104
Investments and acquisitions (net of cash acquired)	(63)	(15)
Proceeds from sale of businesses and investments (net of cash sold)	168	139
Proceeds from sale of securities	128	222
Investments in securities	(119)	(673)
Other — net	(75)	(25)
Net cash provided by (used for) investing activities	(1,091)	(2,382)
Cash flow from financing activities:		
Dividends paid	(846)	(757)
Distribution to noncontrolling interests	(7)	(7)
Contribution from noncontrolling interests	—	2
Common stock issued, including treasury shares reissued	33	194
Treasury shares purchased	(525)	(1,738)
Excess tax benefit from stock-based compensation	18	131
Proceeds from debt issued (original maturities greater than three months)	3,691	6,951
Payments on debt (original maturities greater than three months)	(6,089)	(6,344)
Short-term borrowings - net (original maturities three months or less)	1,972	1,749
Net cash provided by (used for) financing activities	(1,753)	181
Effect of exchange rate changes on cash	(34)	(87)
Increase (decrease) in cash and short-term investments	480	1,846
Cash and short-term investments at beginning of period	7,341	6,081
Cash and short-term investments at end of period	$ 7,821	$ 7,927

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

22

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Three Months Ended June 30, 2015
(Unaudited)
(Millions of dollars)

	Consolidated	Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
		Supplemental Consolidating Data		
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 11,583	$ 11,583	$ —	$ —
Revenues of Financial Products	734	—	805	(71)[2]
Total sales and revenues	12,317	11,583	805	(71)
Operating costs:				
Cost of goods sold	8,762	8,763	—	(1)[3]
Selling, general and administrative expenses	1,389	1,211	172	6[3]
Research and development expenses	532	532	—	—
Interest expense of Financial Products	148	—	150	(2)[4]
Other operating (income) expenses	356	63	300	(7)[3]
Total operating costs	11,187	10,569	622	(4)
Operating profit	1,130	1,014	183	(67)
Interest expense excluding Financial Products	125	136	—	(11)[4]
Other income (expense)	(13)	(71)	2	56[5]
Consolidated profit before taxes	992	807	185	—
Provision (benefit) for income taxes	283	224	59	—
Profit of consolidated companies	709	583	126	—
Equity in profit (loss) of unconsolidated affiliated companies	2	2	—	—
Equity in profit of Financial Products' subsidiaries	—	126	—	(126)[6]
Profit of consolidated and affiliated companies	711	711	126	(126)
Less: Profit (loss) attributable to noncontrolling interests	1	1	—	—
Profit [7]	$ 710	$ 710	$ 126	$ (126)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

23

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Three Months Ended June 30, 2014
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 13,391	$ 13,391	$ —	$ —
Revenues of Financial Products	759	—	851	(92)[2]
Total sales and revenues	14,150	13,391	851	(92)
Operating costs:				
Cost of goods sold	10,197	10,197	—	—
Selling, general and administrative expenses	1,437	1,284	159	(6)[3]
Research and development expenses	516	516	—	—
Interest expense of Financial Products	153	—	155	(2)[4]
Other operating (income) expenses	372	77	305	(10)[3]
Total operating costs	12,675	12,074	619	(18)
Operating profit	1,475	1,317	232	(74)
Interest expense excluding Financial Products	120	131	—	(11)[4]
Other income (expense)	65	(6)	8	63[5]
Consolidated profit before taxes	1,420	1,180	240	—
Provision (benefit) for income taxes	419	349	70	—
Profit of consolidated companies	1,001	831	170	—
Equity in profit (loss) of unconsolidated affiliated companies	1	1	—	—
Equity in profit of Financial Products' subsidiaries	—	168	—	(168)[6]
Profit of consolidated and affiliated companies	1,002	1,000	170	(168)
Less: Profit (loss) attributable to noncontrolling interests	3	1	2	—
Profit [7]	$ 999	$ 999	$ 168	$ (168)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Six Months Ended June 30, 2015
(Unaudited)
(Millions of dollars)

			Supplemental Consolidating Data		
	Consolidated		Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Sales and revenues:					
Sales of Machinery, Energy & Transportation	$	23,544	$ 23,544	$ —	$ —
Revenues of Financial Products		1,475	—	1,618	(143)[2]
Total sales and revenues		25,019	23,544	1,618	(143)
Operating costs:					
Cost of goods sold		17,605	17,606	—	(1)[3]
Selling, general and administrative expenses		2,707	2,394	305	8[3]
Research and development expenses		1,078	1,078	—	—
Interest expense of Financial Products		298	—	301	(3)[4]
Other operating (income) expenses		674	88	599	(13)[3]
Total operating costs		22,362	21,166	1,205	(9)
Operating profit		2,657	2,378	413	(134)
Interest expense excluding Financial Products		254	275	—	(21)[4]
Other income (expense)		144	30	1	113[5]
Consolidated profit before taxes		2,547	2,133	414	—
Provision (benefit) for income taxes		726	599	127	—
Profit of consolidated companies		1,821	1,534	287	—
Equity in profit (loss) of unconsolidated affiliated companies		4	4	—	—
Equity in profit of Financial Products' subsidiaries		—	285	—	(285)[6]
Profit of consolidated and affiliated companies		1,825	1,823	287	(285)
Less: Profit (loss) attributable to noncontrolling interests		4	2	2	—
Profit [7]	$	1,821	$ 1,821	$ 285	$ (285)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

25

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Six Months Ended June 30, 2014
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 25,884	$ 25,884	$ —	$ —
Revenues of Financial Products	1,507	—	1,682	(175)[2]
Total sales and revenues	27,391	25,884	1,682	(175)
Operating costs:				
Cost of goods sold	19,634	19,634	—	—
Selling, general and administrative expenses	2,729	2,439	305	(15)[3]
Research and development expenses	1,024	1,024	—	—
Interest expense of Financial Products	313	—	317	(4)[4]
Other operating (income) expenses	818	231	603	(16)[3]
Total operating costs	24,518	23,328	1,225	(35)
Operating profit	2,873	2,556	457	(140)
Interest expense excluding Financial Products	230	251	—	(21)[4]
Other income (expense)	119	(23)	23	119[5]
Consolidated profit before taxes	2,762	2,282	480	—
Provision (benefit) for income taxes	837	699	138	—
Profit of consolidated companies	1,925	1,583	342	—
Equity in profit (loss) of unconsolidated affiliated companies	2	2	—	—
Equity in profit of Financial Products' subsidiaries	—	337	—	(337)[6]
Profit of consolidated and affiliated companies	1,927	1,922	342	(337)
Less: Profit (loss) attributable to noncontrolling interests	6	1	5	—
Profit [7]	$ 1,921	$ 1,921	$ 337	$ (337)

[1]   Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]   Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3]   Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4]   Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5]   Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6]   Elimination of Financial Products' profit due to equity method of accounting.
[7]   Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Cash Flow
For the Six Months Ended June 30, 2015
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 1,825	$ 1,823	$ 287	$ (285)[2]
Adjustments for non-cash items:				
Depreciation and amortization	1,514	1,070	444	—
Undistributed profit of Financial Products	—	(35)	—	35[3]
Other	120	70	(65)	115[4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	383	377	(53)	59[4,5]
Inventories	332	337	—	(5)[4]
Accounts payable	(326)	(362)	24	12[4]
Accrued expenses	(71)	(75)	4	—
Accrued wages, salaries and employee benefits	(801)	(788)	(13)	—
Customer advances	98	98	—	—
Other assets - net	85	6	48	31[4]
Other liabilities - net	199	159	71	(31)[4]
Net cash provided by (used for) operating activities	3,358	2,680	747	(69)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(656)	(651)	(5)	—
Expenditures for equipment leased to others	(815)	(108)	(726)	19[4]
Proceeds from disposals of leased assets and property, plant and equipment	367	33	338	(4)[4]
Additions to finance receivables	(4,577)	—	(6,171)	1,594[5,8]
Collections of finance receivables	4,477	—	5,965	(1,488)[5]
Net intercompany purchased receivables	—	—	295	(295)[5]
Proceeds from sale of finance receivables	74	—	74	—
Net intercompany borrowings	—	(35)	1	34[6]
Investments and acquisitions (net of cash acquired)	(63)	(63)	—	—
Proceeds from sale of businesses and investments (net of cash sold)	168	175	—	(7)[8]
Proceeds from sale of securities	128	6	122	—
Investments in securities	(119)	(9)	(110)	—
Other - net	(75)	(29)	(46)	—
Net cash provided by (used for) investing activities	(1,091)	(681)	(263)	(147)
Cash flow from financing activities:				
Dividends paid	(846)	(846)	(250)	250[7]
Distribution to noncontrolling interests	(7)	(7)	—	—
Common stock issued, including treasury shares reissued	33	33	—	—
Treasury shares purchased	(525)	(525)	—	—
Excess tax benefit from stock-based compensation	18	18	—	—
Net intercompany borrowings	—	(1)	35	(34)[6]
Proceeds from debt issued (original maturities greater than three months)	3,691	3	3,688	—
Payments on debt (original maturities greater than three months)	(6,089)	(509)	(5,580)	—
Short-term borrowings - net (original maturities three months or less)	1,972	6	1,966	—
Net cash provided by (used for) financing activities	(1,753)	(1,828)	(141)	216
Effect of exchange rate changes on cash	(34)	(22)	(12)	—
Increase (decrease) in cash and short-term investments	480	149	331	—
Cash and short-term investments at beginning of period	7,341	6,317	1,024	—
Cash and short-term investments at end of period	$ 7,821	$ 6,466	$ 1,355	$ —

1 Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2 Elimination of Financial Products' profit after tax due to equity method of accounting.
3 Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
4 Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
5 Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
6 Elimination of net proceeds and payments to/from Machinery, Energy & Transportation and Financial Products.
7 Elimination of dividend from Financial Products to Machinery, Energy & Transportation.
8 Elimination of proceeds received from Financial Products related to Machinery, Energy & Transportation's sale of businesses and investments.

Caterpillar Inc.
Supplemental Data for Cash Flow
For the Six Months Ended June 30, 2014
(Unaudited)
(Millions of dollars)

	Consolidated	Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
		Supplemental Consolidating Data		
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 1,927	$ 1,922	$ 342	$ (337)[2]
Adjustments for non-cash items:				
Depreciation and amortization	1,570	1,122	448	—
Undistributed profit of Financial Products	—	(87)	—	87[3]
Other	240	199	(60)	101[4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	251	707	35	(491)[4,5]
Inventories	(439)	(431)	—	(8)[4]
Accounts payable	438	431	(69)	76[4]
Accrued expenses	7	81	(74)	—
Accrued wages, salaries and employee benefits	283	286	(3)	—
Customer advances	(14)	(14)	—	—
Other assets - net	(105)	(40)	(15)	(50)[4]
Other liabilities - net	(24)	(234)	159	51[4]
Net cash provided by (used for) operating activities	4,134	3,942	763	(571)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(710)	(707)	(3)	—
Expenditures for equipment leased to others	(825)	(31)	(828)	34[4]
Proceeds from disposals of leased assets and property, plant and equipment	442	48	398	(4)[4]
Additions to finance receivables	(5,760)	—	(7,223)	1,463[5,8]
Collections of finance receivables	4,719	—	5,994	(1,275)[5]
Net intercompany purchased receivables	—	—	(109)	109[5]
Proceeds from sale of finance receivables	104	—	107	(3)[5]
Net intercompany borrowings	—	—	1	(1)[6]
Investments and acquisitions (net of cash acquired)	(15)	(15)	—	—
Proceeds from sale of businesses and investments (net of cash sold)	139	142	—	(3)[8]
Proceeds from sale of securities	222	12	210	—
Investments in securities	(673)	(417)	(256)	—
Other - net	(25)	28	(53)	—
Net cash provided by (used for) investing activities	(2,382)	(940)	(1,762)	320
Cash flow from financing activities:				
Dividends paid	(757)	(757)	(250)	250[7]
Distribution to noncontrolling interests	(7)	(7)	—	—
Contribution from noncontrolling interests	2	2	—	—
Common stock issued, including treasury shares reissued	194	194	—	—
Treasury shares purchased	(1,738)	(1,738)	—	—
Excess tax benefit from stock-based compensation	131	131	—	—
Net intercompany borrowings	—	(1)	—	1[6]
Proceeds from debt issued (original maturities greater than three months)	6,951	1,990	4,961	—
Payments on debt (original maturities greater than three months)	(6,344)	(770)	(5,574)	—
Short-term borrowings - net (original maturities three months or less)	1,749	9	1,740	—
Net cash provided by (used for) financing activities	181	(947)	877	251
Effect of exchange rate changes on cash	(87)	(37)	(50)	—
Increase (decrease) in cash and short-term investments	1,846	2,018	(172)	—
Cash and short-term investments at beginning of period	6,081	4,597	1,484	—
Cash and short-term investments at end of period	$ 7,927	$ 6,615	$ 1,312	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Elimination of non-cash adjustments for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Elimination of net proceeds and payments to/from Machinery, Energy & Transportation and Financial Products.
[7] Elimination of dividend from Financial Products to Machinery, Energy & Transportation.
[8] Elimination of proceeds received from Financial Products related to Machinery, Energy & Transportation's sale of portions of the Bucyrus distribution business to Cat dealers.